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                            July 31, 2023

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-4
                                                            Filed July 17, 2023
                                                            File No. 333-270267

       Dear Qun Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-4

       General

   1. We note your revised disclosure on pages 109 and 110 incorporating references to the specific exemptions or
exclusions that Pubco is relying upon under the Investment
                                                        Company Act of 1940.
Please revise the disclosure as follows to clarify that Section
                                                        3(a)(1)(C) is not
itself an exemption from the definition of an investment company:

                                                              Please replace
the second sentence of the first paragraph under the investment company risk factor
on page 109 with the following:    Pursuant to Section 3(a)(1)(C)
                                                            of the Investment
Company Act of 1940 (   Investment Company Act   ) and/or the
 Qun Lu
CH AUTO Inc.
July 31, 2023
Page 2
              exemption provided in Rule 3a-1 under the Investment Company Act, Pubco is not an
                 investment company    and does not intend to become registered
as an    investment
              company    under the Investment Company Act.

                Please replace the fifth sentence of the first paragraph under the investment company
              risk factor on page 109 with the following:    Pubco intends to
continue to conduct its
              operations such that it will not be deemed an investment company under Section
              3(a)(1)(C) and/or will be able to rely on the exemption provided in Rule 3a-1 under the Investment Company Act.

        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameQun Lu                                      Sincerely,
Comapany NameCH AUTO Inc.
                                                              Division of
Corporation Finance
July 31, 2023 Page 2                                          Office of
Manufacturing
FirstName LastName